October 13, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck, Branch Chief

Re:   Strategic Hotels & Resorts, Inc.

Form 10-K for the Year Ended December 31, 2008

Filed March 2, 2009

File No. 001-32223

Definitive Proxy Statement

Filed March 26, 2009

File No. 001-32223

Dear Mr. Kluck:

In connection with the Staff’s comment letter dated September 29, 2009 regarding Strategic Hotels & Resorts, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”) and the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2009 (the “Proxy Statement”), I hereby submit the Company’s response. The Staff’s comments are reproduced in their entirety below, and the responses thereto are set forth in bold after each comment.

Form 10-K for the Year Ended December 31, 2008

Item 2. Properties, page 21

1. We note that you do not operate your hotels directly, but rather, you employ hotel management companies to operate them under management contracts or operating leases. In future filings, for each material agreement, please discuss in greater detail the principal terms of the agreement including the management contract/operating lease expiration. Please tell us how you intend to comply.

U.S. Securities and Exchange Commission October 13, 2009 Page 2

Response:

The Company respectfully advises the Staff that the subsection of Item 1 of the 10-K entitled “Hotel Management Agreements” and footnote 7 to the financial statements included in the 10-K contain disclosure regarding the Company’s hotel management agreements. Nonetheless, the Company will include in its future Annual Reports on Form 10-K disclosure in “Item 2 – Properties” substantially similar to the following disclosure:

Of the Company’s hotels, 18 of 19 are subject to management agreements with third party managers and 1 is subject to a lease agreement with a third party manager. For the management agreements, the terms are described below:

•   Base Management Fee. Our agreements generally provide for the payment of base management fees between 1.25% and 5% of the applicable hotel’s revenues, as determined in the agreements.

•   Incentive Management Fees. Our agreements generally provide the opportunity for the hotel manager to earn incentive management fees, which are typically a percentage of a hotel’s profit for the year. In certain instances, a level of return to the Company or performance of the hotel is required before a hotel manager is entitled to an incentive fee. Additionally, notwithstanding the specific formulas for the incentive fee calculations in the agreements, in certain instances, the incentive management fee to be earned by the hotel manager is capped.

•   Terms. As of January 1, 2009, the remaining terms of these agreements, not including renewal options, range from 5 to 48 years and average 16 years. Generally, the Company does not have the right to exercise renewal options for the agreements. Instead, the term of an agreement either renews automatically unless the hotel manager provides notice of termination or is otherwise renewable within the discretion of the hotel manager.

•   Services. The agreements require the hotel managers to furnish the hotels with certain services, which include on-site management and may include central training, advertising and promotion, national reservations systems, payroll and accounting services and such additional services as needed. The Company is responsible for payment of the operating expenses related to the hotel.

•   Annual Budget. The agreements require the hotel manager to prepare and implement annual budgets, subject to the Company’s review and approval.

•   Ability to Terminate. The agreements generally are not subject to early termination by the Company unless certain conditions exist, including the failure of the hotel manager to satisfy yearly performance-related criteria in 14 of our agreements.

•   Working Capital. Our agreements typically require us to maintain working capital for the related hotel. We are also responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from the hotel operations are insufficient to meet the financial requirements of the hotel.

U.S. Securities and Exchange Commission October 13, 2009 Page 3

•   Furniture Fixtures and Equipment Reserves. We are required to provide to the hotel manager all the necessary furniture, fixtures and equipment for the operation of the hotel. Our agreements generally provide that between 3% and 5% of revenues of the hotel be reserved by manager or deposited into an escrow account held by the Company each year.

•   Sale of Hotel. Generally, our agreements limit the Company’s ability to sell, lease or otherwise transfer each hotel unless the transferee is not a competitor of the manager, assumes the management agreement and meets other specified conditions.

•   Renaissance Paris Performance Guarantee. A provision of this management agreement, entered into with an affiliate of Marriott, requires that Marriott provide the Company with a limited performance guarantee that will ensure, subject to certain limitations, a target level of net operating profit. The guarantee period began on July 31, 2007 and will continue through the earlier of (a) December 31, 2011, (b) the date at which the maximum guarantee has been funded or (c) the termination of the agreement.

Exhibit Index, page 118

2. We note that you have filed the forms of many of your material contracts. Please explain to us why you have filed the forms of these contracts or file the final, fully executed contracts in future filings.

Response:

The Company acknowledges that it has filed “forms of” certain agreements. The Company hereby advises the Staff that a number of the filed “forms of” agreements are not “material” agreements under Item 601(b)(10) of Regulation S-K, including Exhibits 10.7, 10.8, 10.11 and 10.12. The Company considers Exhibits 10.7 and 10.8, the Form of Lease Agreement and Form of Hotel Management Agreement, respectively, to be agreements that are entered into in the ordinary course of its business and therefore does not consider such exhibits to be “material.” The exhibits were voluntarily filed to provide additional information to facilitate an understanding of this aspect of the Company’s business. The Company will update its exhibit index in its future Annual Reports on Form 10-K.

Furthermore, the Company respectfully advises the Staff that a number of the “forms of” agreements, including Exhibits 10.17, 10.18, 10.32 and 10.114, are employment-related documents which the Company believes are appropriately filed pursuant to Instruction 1 to paragraph Item 601(b)(10) of Regulation S-K, which instructs that a registrant need not file each individual agreement unless there are particular provisions which require disclosure.

U.S. Securities and Exchange Commission October 13, 2009 Page 4

Lastly, the Company advises the Staff that it will endeavor to file the final, fully executed agreements for Exhibits 10.13, 10.14, 10.101 and 10.102 with its future Annual Report on Form 10-K.

3. We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K, such as contracts filed as Exhibits 10.9, 10.10, 10.11, 10.12, 10.26, 10.27, 10.28, 10.34, 10.36, 10.37, 10.39, 10.40, 10.41, 10.42, 10.43, 10.51, 10.62, 10.63, 10.70, 10.76, 10.78, 10.80, 10.82, 10.84, 10.90, 10.95, 10.97, 10.103, 10.104, 10.116, 10.117 and 10.120, do not have the referenced schedules or exhibits attached. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file complete contracts in future filings or tell us why you believe this information is no longer material to investors.

Response:

The Company acknowledges that certain agreements filed in the past did not contain referenced schedules or exhibits thereto. The Company hereby advises the Staff that a number of the listed exhibits, including Exhibits 10.9, 10.10, 10.11, 10.12, 10.26, 10.27, 10.28, 10.34, 10.36, 10.37, 10.39, 10.40, 10.41, 10.42, 10.43, 10.51, 10.62, 10.63, 10.70, 10.80, 10.103 and 10.104 are no longer “material” agreements under Item 601(b)(10) of Regulation S-K. The Company will update its exhibit index in its future Annual Reports on Form 10-K.

Additionally, the Company advises the Staff that Exhibits 10.116 and 10.117 do not contain schedules or exhibits and therefore are already filed in their entirety.

The Company further advises the Staff that it will endeavor to file the following contracts, including their respective schedules and exhibits, with its future Annual Report on Form 10-K: Exhibits 10.76, 10.78, 10.82, 10.84, 10.90, 10.95, 10.97 and 10.120. In its future filings, the Company will comply with Item 601(b)(1) of Regulation S-K.

Definitive Proxy Statement

Executive Compensation, page 14

Compensation Discussion and Analysis, page 15

4. We note your statement that you benchmark total compensation towards the 75th percentile. Your CD&A should also include a discussion of where actual payments fall within the targeted parameter. To the extent actual compensation was outside the targeted percentile, include an explanation of the reasons for this change. Please provide us with supplemental disclosure of how you plan to comply and confirm that you will provide similar disclosure in future filings.

U.S. Securities and Exchange Commission October 13, 2009 Page 5

Our CD&A with respect to 2008 did not include a discussion of where actual payments fell within the targeted parameters because this information was not material to understand our compensation policies and decisions for 2008 regarding the named executive officers. As we disclosed on page 16 of the Proxy Statement, “[o]ther than with respect to severance protections, the compensation committee did not use peer group information as extensively as it had in prior years because of the significant deterioration in the economy and the market conditions affecting the Company.” As described on pages 18-19 of the Proxy Statement, the compensation committee determined no bonuses were earned by Mr. Geller under his amended and restated employment agreement or by the other named executive officers under the bonus program for either the Company or the personal performance component” but rather awarded a holiday award bonus to each named executive officer other than Mr. Geller because of the difficult operating environment and additional work-load being carried by Company employees due to down-sizing of the Company employee base by almost 30%. Additionally, as described on page 19 of the Proxy Statement, the historic methodology of determining long-term incentive was not feasible for grants under the 2008 LTI Program made March 20, 2009 in light of the deterioration of the stock price of the Company due to the share constraints in the 2004 Incentive Plan and the dilutive effects of such grants and a new methodology for such grants was determined by generally determining the maximum number of restricted stock units for the Company to grant in light of the dilutive effects and the share constraints under the 2004 Incentive Plan. However, as we disclosed on page 22 of the Proxy Statement: “The compensation committee reviewed severance protections for executive officers of the Company’s peer group of companies and determined entering into the agreements ... would be consistent with protections found at the peer group.”

If added to the filing, the supplemental disclosure for 2008 related to the severance protections would have stated that the report prepared by Vivient analyzed severance and change of control provisions at peer group companies and provided the prevalent practice among peer group companies with respect to the chief executive officer and named executive officers other than the chief executive officer with respect to severance and change of control provisions. We would have noted that the severance and change of control protection provided in 2008 to the named executive officers who did not already have employment agreements followed the identified prevalent practice among peer group companies for named executive officers other than the chief executive officer except that no tax gross-up was provided to such named executive officers even though the Vivient report identified tax gross ups as prevalent practice. In future filings we will disclose, to the extent we use targeted percentiles and to the extent material, the difference between payments and our targeted parameters and to the extent compensation is outside the targeted parameters, we will explain, to the extent material, the reasons for such situation.

U.S. Securities and Exchange Commission October 13, 2009 Page 6

(3) LTI Program, page 19

5. In future filings, please expand your discussion of compensation awards to explain specifically why each named executive officer received the base salary, bonus and long-term incentive award that he or she did. For example, your discussion of long-term incentive awards should explain specifically how each factor, such as individual performance, was used to determine the award and why you decided to it based on the respective executive officer’s ability to meet those factors. Please refer to Item 402(b) of Regulation S-K for guidance. Please tell us how you plan to comply and confirm that you will provide similar disclosure in future filings. Furthermore, please note that to the extent there are changes in the compensation awarded to your named executive officers in future filings, you should specifically address each executive officers’ compensation awards individually, explaining how and why the compensation committee came to the conclusions that it did with respect to that offer.

In future filings we will more clearly set forth why our named executive officers received the compensation that they did. For example, although we described on pages 19 and 20 of the Proxy Statement that the compensation committee determined the amount of long-term incentive awards for each of the named executive officers other than the chief executive officer based on a percentage of their respective base salaries and an assessment of their individual performance, we will clarify in future filings, to the extent material and still our practice, that the compensation committee generally assesses individual performance for the long-term award in substantially the same manner and considering the same factors as are used to determine the individual performance component of the annual bonus as described on page 18 of the Proxy Statement, except that the percentage of the target long-term award is based solely on assessment of individual performance without the added requirement of meeting a threshold level of Company FFO present for the individual performance component in the annual bonus structure for 2008. As set forth in more detail in our response to your fourth comment, we believe we explained in the Proxy Statement why our executives received the compensation they received for 2008, except we did not make clear that the individual performance assessment used for the long-term incentive awards was generally the same as used for the annual bonuses.

In addition, to the extent there are changes in the compensation awarded to our named executive officers, in future filings we will, to the extent material, address the changes to the compensation awarded to our executive officers.

*        *        *

U.S. Securities and Exchange Commission October 13, 2009 Page 7

At the request of the Staff, the Company acknowledges that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (312) 658-5020.

Sincerely,

Paula C. Maggio

Senior Vice President, General Counsel and Secretary